UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*


MARSHALL & ILSLEY CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 7 pages
1.	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Northwestern Mutual Life Insurance Company
39-0509570

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) G
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:  Wisconsin

 NUMBER OF		5.	SOLE VOTING POWER
  SHARES
BENEFICIALLY				8,665,374
  OWNED BY
   EACH			6.	SHARED VOTING POWER
 REPORTING
  PERSON					0
   WITH
7.	SOLE DISPOSITIVE POWER

8,665,374

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  8,665,374

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions):  N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.85% on a fully diluted basis

12.	TYPE OF REPORTING PERSON (See Instructions):  IC

Item 1

(a)	Name of Issuer:  Marshall & Ilsley Corporation

(b)	Address of Issuer's Principal Executive Offices:  770 N. Water Street,
Milwaukee, WI  53202

Item 2

(a)	Name of Person Filing:  The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office:  720 East Wisconsin Avenue,
 Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization:  Wisconsin

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  N/A

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	[ ] Broker or Dealer registered under Section 15 of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[X] Insurance Company as defined in section 3(a)(19) of the Act

(d)	[ ] Investment Company registered under section 8 of the Investment
Company Act

(e)	[ ] Investment Adviser registered under section 203 of the Investment
Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

(g)	[ ] Parent Holding Company, in accordance with section
240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

Also see Attachment A hereto.

(a)	Amount Beneficially Owned:  8,665,374

(b)	Percent of Class:  8.85% on a fully diluted basis

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:  8,665,374

(ii)	shared power to vote or to direct the vote:  0

(iii)	sole power to dispose or to direct the
disposition of:  8,665,374

(iv)	shared power to dispose or to direct the disposition of:  0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:  N/A

Item 8	Identification and Classification of Members of the Group:  N/A

Item 9	Notice of Dissolution of Group:  N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 1997

						THE NORTHWESTERN MUTUAL LIFE
						INSURANCE COMPANY


						By:  /s/ John M. Bremer
							John M. Bremer
							Senior Vice President,
							General Counsel and
							Secretary




60014

ATTACHMENT A

The securities (the "Securities") which are the subject of this filing consist of 1,922,115 shares of common stock which may be acquired by conversion of a Convertible Subordinated Note Agreement dated December 31, 1985, 5,755,071 shares of common stock which may be acquired by conversion of 517,129 shares of convertible preferred stock and an additional 988,188 shares of common stock which are presently owned by the Reporting Person.
The Securities are subject to the provisions of that certain Investment son, by which Agreement the undersigned is prohibited from selling, transferring or otherwise disposing of any interest in the Securities prior to December 31, 1990 unless the Issuer consents in writing; provided, however, the undersigned may transfer the Securities to any Subsidiary or Affiliate, providing that said transferee shall agree in writing to be subject to the terms of the Agreement and the undersigned shall remain subject to the Agreement. The above provisions of the Agreement shall terminate if the Agreement terminates, which termination shall occur as of the earliest of (a) the undersigned's beneficial ownership of less than 5% of the Issuer's then-outstanding voting securities,
(b) the occurrence of a change of control of the Issuer, or (c) December 31, 1997.

The undersigned's voting power, dispositive power, and aggregate amount beneficially owned is further subject to limitations set forth in the December 27, 1985 letter to the undersigned from the Board of Governors of the Federal Reserve Board.

The undersigned may only hold 5% of the Issuer's outstanding common stock at any one time; however, the undersigned may convert any of that common stock into the Issuer's Series A Convertible Preferred Stock and thereby permit its acquisition of additional common stock.


CUSIP NO.:  N/A			13G		Page 7 of 7 Pages
Amendment No. 9